

17009046

SSION SEC
ail Processing
Section

MAR 02 2017

Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER

8- ~~████~~

8-66565

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   **01/01/16**   AND ENDING   **12/31/16**
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chessiecap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7911 Sherwood Avenue
                                      (No. and Street)

Towson   **MD**   **21204**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Schmidt   **(410) 952-2789**
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
                         (Name – if individual, state last, first, middle name)

900 Circle 75 Parkway SE, Suite 1100   **Atlanta**   **Georgia**   **30339**
           (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __**Douglas Schmidt**__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__**Chessiecap Securities, Inc.**__ , as

of ___**December 31**___ , **2016**, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CEO + Executive Representative

Title

Notary Public

My Commission Expires: 11-24-2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

CHESSIECAP SECURITIES, INC.
Financial Statements
December 31, 2016
With
Report of Independent Registered
Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Chessiecap Securities, Inc.

We have audited the accompanying financial statements of Chessiecap Securities, Inc. which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Chessiecap Securities, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chessiecap Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Chessiecap Securities, Inc. financial statements. The information is the responsibility of Chessiecap Securities, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

CHESSIECAP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$	14,415
Accounts receivable, net of allowance of $9,000		8.267
Prepaid expenses and other assets		3,641
Total Assets	$	26,323

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	3,029
Total Liabilities		3,029

STOCKHOLDER'S EQUITY

Common stock, $.01 par value; 5,000 shares authorized; 1,000 shares issued and outstanding	10
Paid-in capital	119,728
Retained earnings (deficit)	(96,443)
Total Stockholder's Equity	23,295

Total Liabilities and Stockholder's Equity	$	26,323

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

REVENUES		
Investment banking	$	446,880
EXPENSES		
Employee compensation and benefits		338,668
Communications		12,189
Occupancy		3,975
Other operating expenses		88,469
Total expenses		443,301
NET INCOME	$	3,579

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	3,579
Adjustments to reconcile net income to net cash		
used by operations:		
Depreciation		(2,750)
Increase in accounts receivable		(2,763)
Decrease in prepaid expenses and other assets		2,787
Decrease in accounts payable		(5,833)
NET CASH USED BY OPERATING ACTIVITIES		(4,980)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(4,980)
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		19,395
End of year	$	14,415

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2016

	Common Stock	Paid-In Capital	Retained (Deficit)	Total
Balance, December 31, 2015	$ 10	$ 119,728	$ (100,022)	$ 19,716
Net income			3,579	3,579
Balance, December 31, 2016	$ 10	$ 119,728	$ (96,443)	$ 23,295

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> Chessiecap Securities, Inc. (the "Company"), a Maryland corporation, is a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was organized in April 2004 and is a wholly-owned subsidiary of Chessiecap, Inc. ("Parent").

The Company's customers are located primarily in the United States.

<u>Cash and Cash Equivalents:</u> The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

<u>Revenue:</u> Revenue consists of advisory and retainer fees, which are recognized as earned, as well as transaction fees from mergers and acquisitions and other advisory assignments, which are generally earned and recognized only upon successful completion of client engagements.

<u>Accounts Receivable:</u> The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful.

<u>Office Equipment:</u> Office equipment and purchased software is being depreciated on a straight-line basis over an estimated useful lives of five and three years, respectively.

<u>Income Taxes:</u> The Company is included in the consolidated S corporation federal income tax return filed by its Parent, pursuant to an election to be a Qualified S corporation subsidiary. Therefore the income or losses of the Company flow through to its Parent and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as an S corporation, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

CHESSIECAP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $11,386, which was $6,386 in excess of its required net capital of $5,000 and its Ratio of aggregate indebtedness to net capital was .27 to 1.0.

NOTE C – CONCENTRATIONS

Approximately 52% of the investment banking revenues were earned from three clients during 2016.

NOTE D – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CHESSIECAP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

Total stockholder's equity	$ 23,294
Less non-allowable assets:	
Accounts receivable	8,267
Prepaid expenses and other assets	3,641
	(11,908)
Net capital before haircuts	11,386
Less haircuts	-
Net capital	11,386
Minimum net capital required	5,000
Excess net capital	$ 6,386
Aggregate indebtedness	$ 3,029
Minimum net capital required on aggregate indebtedness	$ 202
Ratio of aggregate indebtedness to net capital	.27 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016

There is no significant difference between net capital as reported in Part IIA of the Form X-17a-5
and net capital as reported above.

CHESSIECAP SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Chessiecap Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Chessiecap Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Chessiecap Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Chessiecap Securities, Inc. stated that Chessiecap Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Chessiecap Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chessiecap Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC



Chessiecap Securities, Inc.
3 Bethesda Metro Center
Suite 700
Bethesda, Maryland 20814

BROKER DEALERS ANNUAL EXEMPTION REPORT

Chessiecap Securities, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Chessiecap Securities, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exception.

Douglas M. Schmidt
Partner and Executive Representative
January 7, 2017